Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Municipal High Income Opportunity Fund

811-21449

The Registrant has added a new series of the preferred share class, as stated in the Statement Establishing and Fixing the Rights and Preferences, containing a description of the securities. The Registrant incorporates by reference to this Sub-Item 77I the Registrants Statement Establishing and
Fixing the Rights and Preferences, filed as an exhibit to Form N-SAR, Sub-Item 77Q1(a).